March 26, 2019

Joachim Haas
Chief Executive Officer
Northwest Oil & Gas Trading Company, Inc.
4650 Wedekind Road, #2
Sparks, NV 89431

       Re: Northwest Oil & Gas Trading Company, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed March 18, 2019
           File No. 333-229036

Dear Mr. Haas:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 6, 2019 letter.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary
Implications of Being an Emerging Growth Company, page 6

1. We note you have elected not to use the extended transition period for complying with new or revised accounting standards under Section 107(b). Please include a statement that the election is irrevocable.
Risk Factors, page 9

2. Your response to prior comment one indicates that you made revisions to clarify that you have not yet established proven oil and gas reserves. However, your revised disclosure describes possible reserves, which is a defined term under Item 4-10(a)
(17) of Regulation
 Joachim Haas
Northwest Oil & Gas Trading Company, Inc.
March 26, 2019
Page 2
         S-X. Further revise or expand these disclosures to clearly indicate, if true, that you have not established oil and gas reserves of any type as defined in Rule 4-10(a) of Regulation
         S-X. As previously requested, please also make corresponding revisions to your accounting policies on pages 47, 48 and F-15.
Note 3. Oil and Gas Leases, page F-18

3. We note you made certain revisions in response to prior comment seven which did not fully address key aspects of the disclosure requirements. Please revise your filing to address the disclosures required by Item 4-10(c)(7)(ii) of Regulation S-X.
        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202)
551-3763 or Loan Lauren P. Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



FirstName LastNameJoachim Haas                     Sincerely,
Comapany NameNorthwest Oil & Gas Trading Company, Inc.
                                                   Division of Corporation
Finance
March 26, 2019 Page 2                              Office of Natural Resources
FirstName LastName